FINAL TERM SHEET

Free Writing Prospectus Dated May 29, 2008	Registration Statement No. 333-147310 Filed Pursuant to Rule 433 of the Securities Act of 1933

Supertel Hospitality, Inc.

10.0% Series B Cumulative Preferred Stock

(Liquidation Preference: $25 per share)

Issuer:	Supertel Hospitality, Inc.

Security:	10.0% Series B Cumulative Preferred Stock

Shares Offered:	320,000 shares

Over-allotment Shares:	48,000 shares

Public Offering Price:	$25.00 per share; $8,000,000 total (not including over-allotment option)

Underwriting Discounts and Commission:	$1.25 per share; $400,000 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$23.75 per share; $7,600,000 total (not including over-allotment option)

Estimated Issuer Expenses:	$135,000, excluding underwriting discounts and commissions

Use of Proceeds:	The net proceeds of this offering will be approximately $7,465,000 million and be used to repay outstanding indebtedness on a bridge loan from General Electric Capital Corporation which has an interest rate equal to three-month LIBOR plus 7.5% (reset monthly) through the maturity date of June 1, 2008.

Bookrunner:	Robert W. Baird & Co. Incorporated

Co-Managers:	Ferris, Baker Watts, Incorporated JMP Securities LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Underwriting Allocation:	Robert W. Baird & Co. Incorporated Ferris, Baker Watts, Incorporated JMP Securities LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	96,000 96,000 64,000 64,000

Redemption:	At the Issuer’s option on or after June 3, 2013 (subject to certain additional optional redemption rights described in prospectus supplement)

Dividend Rights:	10.0% of the liquidation preference per annum, cumulative from June 3, 2008

Dividend Payment Dates:	Quarterly on March 31, June 30, September 30 and December 31, beginning June 30, 2008

Settlement Date:	June 3, 2008

Selling Concession:	Not to exceed $.75 per share

Reallowance to Other Dealers:	Not to exceed $.10 per share

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Robert W. Baird & Co. Incorporated toll free at (800) 792-2473.

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